Consolidated
Financial Statements

For the Years Ended December 31, 2024 and 2023

Management’s Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.
The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Paul Tomory	Ryan Snyder
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 20, 2025
2

Management’s Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. (“Centerra”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra’s internal control over financial reporting as of December 31, 2024, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:	Original signed by:
Paul Tomory	Ryan Snyder
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 20, 2025
3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Accounting and Valuation of the Additional Royal Gold Agreement

As discussed in Note 24a to the consolidated financial statements, on February 13, 2024, the Company entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”). The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15, Revenue from contracts with customers, whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9, Financial instruments. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company’s performance obligations over the life of the Mount Milligan Mine. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses. The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method.

We identified the assessment of the accounting and valuation of the Additional Royal Gold Agreement as a critical audit matter. A high degree of auditor judgment was required to evaluate that the transaction represented a modification of a contract with a customer, under IFRS 15 whereby the Company received the consideration in the form of a financial asset under IFRS 9. Significant judgment was also required in determining that the consideration received represented deferred revenue and in determining that all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9. Significant auditor judgment was required to assess the significant assumptions of short-term and long-term gold prices, long-term copper prices, discount rate, and recoverable production used to determine the fair value of the financial asset. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to assess the accounting and valuation of the Additional Royal Gold Agreement. This included controls related to the determination of the accounting and the future cash flows in the life of mine model used to estimate the valuation of the financial asset and the development of the significant assumptions. We evaluated the Company’s accounting assessment by inspecting the terms and conditions of the Additional Royal Gold Agreement and assessing against the requirements of IFRS 15 and IFRS 9. We involved accounting professionals with specialized skills and knowledge, who assisted in evaluating the accounting treatment applied to the Additional Royal Gold Agreement. We assessed the estimates of recoverable production used in the life of mine plan by comparing them to historical results. We evaluated the Company’s mineral reserves and resources by analyzing changes from the prior year. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the historical reserve and resource information, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:
–Evaluating the short-term and long-term gold prices and long-term copper prices by comparing to third party estimates
–Evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004.

Toronto, Canada
February 20, 2025
4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Centerra Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2025
5

Centerra Gold Inc.
Consolidated Statements of Financial Position

As at December 31,		2024	2023
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$624,673	$612,941
Amounts receivable	7	75,041	70,763
Inventories	8	234,249	257,302
Current financial assets	24	625	10,304
Other current assets	9	58,474	14,717
		993,062	966,027

Property, plant and equipment	10	1,101,536	1,237,506
Deferred income tax assets	19	60,133	57,900
Non-current financial assets	24	67,217	5,332
Other non-current assets	11	43,185	14,001
		1,272,071	1,314,739
Total assets		$2,265,133	$2,280,766

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	12	$233,094	$201,707
Income tax payable	19	18,731	40,952
Current financial liabilities	24	12,707	2,965
Other current liabilities	9	19,348	51,813
		283,880	297,437

Deferred income tax liabilities	19	18,400	16,809
Provision for reclamation	13	266,195	272,566
Non-current financial liabilities	24	5,208	366
Other non-current liabilities	11	35,534	19,346
		325,337	309,087
Shareholders' equity
Share capital	20	826,694	861,536
Contributed surplus		32,147	33,869
Accumulated other comprehensive (loss) income		(11,195)	7,451
Retained earnings		808,270	771,386
		1,655,916	1,674,242
Total liabilities and shareholders' equity		$2,265,133	$2,280,766
Commitments and contingencies (note 22)
Subsequent events (note 20)
The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Wendy Kei

Centerra Gold Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

For the years ended December 31,
(Expressed in thousands of United States dollars)		2024	2023
(except per share amounts)	Notes

Revenue	15	$1,214,503	$1,094,897

Cost of sales
Production costs		710,323	705,974
Depreciation, depletion and amortization		126,132	124,918
Earnings from mine operations		378,048	264,005

Exploration and evaluation costs		70,721	74,816
Corporate administration		32,685	35,643
Share-based compensation expense		5,203	9,232
Care and maintenance expenses		22,197	28,412
Impairment loss	5	193,564	34,101
Reclamation (recovery) expense	13	(25,260)	34,378
Other operating expenses	16	2,421	29,578
Earnings from operations		76,517	17,845

Gain on sale of Greenstone Partnership	6	(63,088)	—
Other non-operating income	17	(49,116)	(11,134)
Finance costs	18	14,664	15,345
Earnings before income tax		174,057	13,634
Income tax expense	19	93,663	94,912
Net earnings (loss)		80,394	(81,278)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	24	(20,624)	10,774
Items that will not be subsequently reclassified to earnings:
Changes in fair value of marketable securities	24	1,978	—
Other comprehensive (loss) income		(18,646)	10,774
Total comprehensive income (loss)		$61,748	$(70,504)

Earnings (Loss) per share:
Basic	20	$0.38	$(0.37)
Diluted	20	$0.35	$(0.38)

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Cash Flows

For the years ended December 31,		2024	2023
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings (loss)		$80,394	$(81,278)

Adjustments:
Depreciation, depletion and amortization		130,662	129,692
Reclamation (recovery) expense	13	(25,260)	33,957
Share-based compensation expense		5,203	9,997
Finance costs	18	14,664	15,345
Income tax expense	19	93,663	94,912
Impairment loss	5	193,564	34,101
Unrealized foreign exchange (gain) loss		(16,940)	2,227
Unrealized fair value gain on financial asset related to the Additional Royal Gold Agreement	24a	(23,500)	—
Gain on sale of Greenstone Partnership	6	(63,088)	—
Inventory impairment		—	3,675
Other		677	3,933
Reclamation payments		(9,539)	—
Cash provided by operating activities prior to changes in working capital and income taxes paid		380,500	246,561
Income taxes paid		(109,109)	(44,201)
Other changes in working capital	21	27,010	43,237
Cash provided by operating activities		298,401	245,597

Investing activities
Property, plant and equipment additions		(159,791)	(85,306)
Proceeds from disposition of property, plant, and equipment		959	1,516
Cash settlement related to the Additional Royal Gold Agreement	24a	(24,500)	—
Payment of transactions costs related to the Additional Royal Gold Agreement		(2,521)	—
Purchase of marketable securities		(7,349)	—
Proceeds from sale of Greenstone Partnership	6	—	25,000
Acquisition of Goldfield Project		—	(31,500)
Cash used in investing activities		(193,202)	(90,290)

Financing activities
Dividends paid	20	(43,510)	(44,907)
Payment of borrowing and financing costs		(2,115)	(4,210)
Repayment of lease obligations		(7,675)	(6,803)
Proceeds from common shares issued	20	3,886	2,058
Payment for common shares repurchased	20	(44,053)	(20,420)
Cash used in financing activities		(93,467)	(74,282)
Increase in cash and cash equivalents during the period		11,732	81,025
Cash and cash equivalents at beginning of the period		612,941	531,916
Cash and cash equivalents at end of the period		$624,673	$612,941

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	80,394	80,394
Other comprehensive loss	—	—	—	(18,646)	—	(18,646)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 20)	(6,731,430)	(44,053)	—	—	—	(44,053)
Related to the effect of share repurchase liability (note 20)	—	481	—	—	—	481
Share-based compensation expense	—	—	2,914	—	—	2,914
Issued on exercise of stock options	592,283	4,249	(1,212)	—	—	3,037
Issued under the employee share purchase plan	165,373	1,041	—	—	—	1,041
Issued on redemption of restricted share units	507,921	3,440	(3,424)	—	—	16
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(43,510)	(43,510)
Balance at December 31, 2024	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916

Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(81,278)	(81,278)
Other comprehensive income	—	—	—	10,774	—	10,774
Transaction with shareholders:
Repurchase and cancellation of shares - NCIB (note 20)	(3,475,800)	(20,420)	—	—	—	(20,420)
Related to the effect of share repurchase liability (note 20)	—	(8,079)	—	—	—	(8,079)
Share-based compensation expense	—	—	5,339	—	—	5,339
Issued on exercise of stock options	304,535	2,014	(593)	—	—	1,421
Issued under the employee share purchase plan	154,901	879	—	—	—	879
Issued on redemption of restricted share units	84,816	663	(441)	—	—	222
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(44,907)	(44,907)
Balance at December 31, 2023	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
a.Statement of Compliance
The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 20, 2025.
b.Basis of Presentation
Overview
These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.
Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of earnings (loss). Any investment retained is recognized at fair value.

Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine is accounted for as a joint operation.
3. Summary of material accounting policies
The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.
a.Business combinations
The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.
Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of earnings (loss) and comprehensive earnings (loss) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.
b.Foreign currency
The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Foreign currency transactions are translated into the Company’s functional currency as follows:

•Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
•Monetary items are translated at the closing rate in effect at the statement of financial position date.
•Revenue and expense items are translated using the exchange rate applicable to the transaction date.
c.Cash and cash equivalents
Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.
d.Inventories
Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).
The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization (“DDA”) of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.
NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of earnings (loss) and comprehensive earnings (loss) in the period that the write-down or reversal occurs.
Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.
e.Property, plant and equipment
Construction-in-progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.
Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.
Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Buildings, plant and equipment
Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of earnings (loss) and comprehensive earnings (loss) in the year the asset is de-recognized.
Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Where an item of buildings, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as buildings, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.
Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s buildings, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years
Mineral properties
The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•Substantial completion of the construction activities;
•Ability to produce minerals in saleable form (within specifications);
•Completion of a reasonable period of testing of mine plant and equipment; and
•Ability to sustain ongoing production of minerals.
After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.
Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.
Deferred stripping costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.
Stripping costs incurred in the production phase provide a future economic benefit when:

•It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•The Company can identify the component of the ore body for which access has been improved; and

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
•The costs relating to the stripping activity associated with that component can be measured reliably by the Company.
Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.
When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.
Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.
f.Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•The contract involves the use of an explicitly or implicitly identified lease;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•The Company has the right to direct the use of the asset.
If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).
ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.
At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.
After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.
g.Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of earnings (loss) in the period in which they occur.
The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.
CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of earnings (loss) in the period in which they occur.
h.Provision for reclamation
Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the statements of earnings (loss). Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in the consolidated statements of earnings (loss) and comprehensive earnings (loss).
The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of earnings (loss) and comprehensive earnings (loss).
i.Contingent liabilities and other provisions
Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of earnings (loss) and comprehensive earnings (loss).
Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
j.Share-based compensation

The long-term incentive plan (“LTIP”) effectively replaced the Company’s legacy plans (“Legacy Plans”). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

Employee Stock Options
Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.
Performance Share Units
A Performance Share Unit (“PSU”) represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period.
Deferred Share Units
Deferred Share Units (“DSUs”) are administered in a similar fashion under LTIP and Legacy Plans. Directors of the Company elect to receive all or a portion of their annual director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.
Restricted Share Units
Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each of the annual vesting dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each of the annual vesting dates. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Directors of the Company elect to receive all or a portion of their annual retainer, as restricted share units. Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.
Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.
Employee Share Purchase Plan
Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.
Dividends
When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.
k.Revenue recognition from contracts with customers
The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price (“LBMA AM fix price”) stipulated in the agreement with the Central Bank of

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
the Republic of Türkiye (“Central Bank”). Gold doré is sent to a refinery and the Central Bank has the right of first refusal on the purchase of the gold produced. If the Central Bank exercises this right, the finished gold is delivered. If the gold doré is not purchased by the Central Bank, it is sold to a buyer via the refining facility on the Borsa Istanbul at spot prices. Payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.
Revenues from the Company’s concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.
In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement (“Mount Milligan Mine Streaming Agreement”) with RGLD Gold AG and Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (note 24), revising some of the above described terms.
Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.
Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME, spot gold prices on the LBMA or spot molybdenum prices on the LME (Platts). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

•the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
•the most likely value method: the amount determined most likely to be received.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of the income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.
l.Exploration and evaluation expenditures
Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.
Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.
m.Earnings per share
Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.
The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

•The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
•The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
•The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.
n.Income taxes
Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of earnings (loss) and comprehensive earnings (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive earnings (loss).
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.
Deferred tax is not recognized for:

•Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
•Taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.
o.Derivative instruments and hedge accounting
The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.
Non-derivative financial assets
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of earnings (loss).
Non-derivative financial liabilities
Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Hedge derivatives
The Company applies hedge accounting to the following derivative instruments:

•Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine (“copper contracts”);
•Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its operations (“fuel hedge contracts”);
•Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures (“foreign exchange contracts”); and,
•Gold contracts, to hedge a portion of its future gold sales.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
The Company’s copper and gold contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive earnings (loss). The amounts accumulated in other comprehensive earnings (loss) are reclassified to the consolidated statements of income and comprehensive income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper and gold contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of income and comprehensive income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive earnings (loss) remain in other comprehensive earnings (loss) until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of earnings (loss) and comprehensive earnings (loss) as other income or expense immediately.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of earnings (loss).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of earnings (loss) as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Recently Issued and Accounting Pronouncements
IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

The Company adopted the amendments to the standard on January 1, 2024 and concluded that there is no material impact on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company will perform an assessment of the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.
4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.
i.Impairment and impairment reversal of long-lived assets
Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company’s market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.
ii.Provision for reclamation
Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.
Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.
iii.Deferred income taxes
The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the range of next three years and life of mine of a given asset to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.
iv.Mineral reserves and resources estimation
The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.
Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•Depreciation, depletion and amortization charge of assets using the units-of-production method;
•Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•Estimated timing and costs of reclamation activities;
•Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.
v.Additional Royal Gold Agreement

On February 13, 2024, the Company and its subsidiary TCM entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine (refer to note 24a). Significant judgment was required to determine accounting for the contract, including the conclusion that it is a modification of a contract with a customer, under IFRS 15, Revenue recognition from contracts with customers, whereby the Company received consideration in the form of a financial asset. Significant judgment was also required to determine whether all the cash flows in the Additional Royal Gold Agreement should be accounted for as a single financial asset under IFRS 9, Financial Instruments. In addition, significant judgment was required to determine the basis for the initial valuation of the financial asset, including, among other things, Mount Milligan Mine’s life of mine viewed from the perspective of the specific market participant deemed most relevant for this transaction. Measurement of the financial asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the financial asset, could have a material impact on the fair value of the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
financial asset. Refer to note 24a for key assumptions and estimation used in determining the fair value of the financial asset.
vi.Sale of Greenstone Partnership

On November 6, 2024, the Company recognized an additional gain on the sale of Greenstone Partnership and an associated contract asset, representing the amount due from Equinox Gold Corp (“Equinox”) based on payments contingent on achieving certain production milestones. Significant judgment was required to determine the removal of the significant uncertainty constraining the cumulative production milestones to be met by the Greenstone Mine. Measurement of the contract asset includes various material assumptions that are subject to significant estimation. Actual results may differ from those amounts estimated. A change in any, or a combination of, the key assumptions used to determine the measurement of the contract asset, could have a material impact on the expected value of the contract asset. Refer to note 6 for summary of the sale, key assumptions and estimation used in determining the expected value of the contract asset.
5. Impairment loss
Goldfield Project
The Company owns 100% interest in the Goldfield Project. In early 2022, the Company acquired Gemfield Resources LLC (“Gemfield”), owner of the Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC (“Waterton”). Since the acquisition, the Company conducted exploration activities and evaluation activities on the land package. In conjunction with the Company’s 2024 mineral reserves and mineral resources update, the Company prepared a resource estimate for the Goldfield project. Based on the size and quality of the resource estimate, the Company has decided not to proceed with the development of the project on a stand-alone basis at this time. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Goldfield Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2024.
The estimated recoverable amount of the Goldfield Project as at December 31, 2024 was determined on the basis of FVLCD using a market approach and a value per in-situ gold ounce metric by reference to comparable public companies applied to existing resources. The Company applied a value per ounce of $50 per in-situ gold ounce to determine the fair value of the mineral resources of $21.5 million.
As the Goldfield Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $### million was recognized in the impairment loss line item in the consolidated statements of earnings (loss) and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Kemess Project
The Company owns 100% interest in the Kemess Project. In 2023, the Company incurred only care and maintenance expenses at the Kemess Project and very limited exploration or evaluation activities took place. As a result of a detailed cost review in conjunction with the re-evaluation of new technical concepts for the project in the fourth quarter of 2023, the Company made a decision to reclassify reserves to resources and reduce the total quantity of mineral resources attributed to the Kemess Project. The Company identified this as an indicator of impairment that suggested that the carrying amount of the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023.
The estimated recoverable amount of the Kemess Project CGU as at December 31, 2023 was determined on the basis of FVLCD and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $19.30 to $32.50 per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $6.00 to $6.20 per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.
As the Kemess Project’s carrying amount exceeded its estimated FVLCD, an impairment loss of $30.0 million was recognized in the impairment loss line item in the consolidated statements of earnings (loss) for the year ended December 31, 2023 and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Berg Property
On December 22, 2023, the Company entered into a Purchase Agreement with Surge Copper Corp to sell the Company’s 100% interest in the non-core Berg Property for share consideration of $1.5 million.
The Company completed the sale on January 19, 2024. As a result of this transaction, the Company re-measured the Berg Property at the lower of its carrying amount and fair value less costs to sell and recognized an impairment loss of $4.1 million in the consolidated statements of earnings (loss) and comprehensive income (loss) for the year ended December 31, 2023.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
•Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Estimates of the fair value attributable to mineralization are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company’s process for the estimation of mineral reserves and resources;
•Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
6. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of Orion Resource Partners (USA) LP (“Orion”). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone Mine and upon the mine achieving certain production milestones. In the fourth quarter of 2021, the Greenstone Mine was approved for construction. As a result, the initial contingent payment of $25.0 million became owing to the Company and was paid in December 2023.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 700,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111, representing the ounces deliverable per each cumulative production milestone, and the 20-day average gold market price on the business day immediately prior to the date of the payment.

On May 13, 2024, Equinox acquired Orion’s 40% interest to consolidate 100% ownership of the Greenstone Mine. On November 6, 2024, Equinox, the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset will be re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership. The most likely value of the financial asset December 31, 2024 was $63.1 million.

The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, November 6, 2024	$62,280
Remeasurement gain	808
Balance, December 31, 2024	$63,088
Current portion of amount due from Equinox (note 9)	$42,638
Non-current portion of amount due from Equinox (note 11)	$20,450

The most likely value of the contract asset was determined using a discounted cash flow method.

The key assumptions used in the measurement of the contract asset are summarized in the table below:

	December 31, 2024	November 6, 2024
Gold price per oz	$2,000	$2,000
Timing of receipt of contingent payments	2025 to 2026	2025 to 2026
Discount rate	5.56%	5.56%

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Key assumptions

The determination of the most likely value of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company established a range of conservative data points between minimum and 10th percentile of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production data for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

7. Amounts Receivable

	2024	2023
Gold and copper concentrate sales receivable(1)	$23,395	$28,103
Molybdenum sales receivable(1)	47,302	36,793
Consumption and income tax receivables	2,274	3,326
Other receivables	2,070	2,541
Total amounts receivable	$75,041	$70,763
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24b)

8. Inventories

	2024	2023
Stockpiles of ore(1)	$34,709	$32,610
Gold in-circuit	4,321	8,099
Ore on leach pads	30,563	45,368
Gold doré	2,823	13
Copper and gold concentrate	9,016	23,720
Molybdenum inventory(2)	69,823	74,897
Total product inventories	151,255	184,707
Supplies (net of provision)(3)	82,994	72,595
Total inventories	$234,249	$257,302
(1)Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but is available on-demand
(2)Includes a positive fair value adjustment of $0.2 million (2023 - positive $0.5 million). During the year ended December 31, 2024, impairment losses of nil (2023 - $3.7 million) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
(3)Net of a provision for supplies inventory obsolescence of $2.3 million as at December 31, 2024 (December 31, 2023 - $9.3 million ). The non-current portion of supplies inventory is included in other non-current assets.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
9. Other current assets and liabilities

	2024	2023
Other current assets
Due from Equinox (note 6)	$42,638	$—
Prepaid insurance expenses	8,496	5,999
Deposits for consumable supplies	2,655	3,629
Marketable securities	3,130	2,834
Prepaid assets	1,001	560
Asset held-for-sale	—	1,510
Other	554	185
Total other current assets	$58,474	$14,717
Other current liabilities
Current portion of lease obligations (note 14)	$6,393	$6,106
Current portion of provision for reclamation (note 13)	5,113	28,087
Share repurchase liability (note 20)	7,597	8,084
Deferred revenue (1)	—	9,536
Other	245	—
Total other current liabilities	$19,348	$51,813
(1)Relates to an advance payment received on the gold and copper concentrate for which the control transferred in the subsequent period.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2023	$1,136,143	$591,447	$59,062	$47,638	$1,834,290
Additions	17,961	16,661	20,780	66,254	121,656
Disposal	(6,609)	(4,723)	—	—	(11,332)
Transfers	39,106	4,330	—	(43,436)	—
Reclassified to assets held-for-sale(2)	—	(5,611)	—	—	(5,611)
Balance December 31, 2023	$1,186,601	$602,104	$79,842	$70,456	$1,939,003
Additions	5,451	5,433	23,115	140,787	174,786
Disposal	(3,490)	—	—	—	(3,490)
Transfers	102,933	—	—	(102,933)	—
Balance December 31, 2024	$1,291,495	$607,537	$102,957	$108,310	$2,110,299

Accumulated depreciation and other charges
January 1, 2023	$403,295	$96,876	$44,624	$16,703	$561,498
Charge for the year	95,703	19,160	125	—	114,988
Disposals	(4,989)	—	—	—	(4,989)
Impairment (3)	—	34,101	—	—	34,101
Reclassified to assets held-for-sale(2)	—	(4,101)	—	—	(4,101)
Balance December 31, 2023	$494,009	$146,036	$44,749	$16,703	$701,497
Charge for the year	93,215	18,948	5,932	—	118,095
Disposals	(3,152)	—	—	—	(3,152)
Impairment (4)	54	187,852	—	4,417	192,323
Balance December 31, 2024	$584,126	$352,836	$50,681	$21,120	$1,008,763

Net book value
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance December 31, 2024	$707,369	$254,701	$52,276	$87,190	$1,101,536
(1)Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.
(2)Relates to the non-core Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
(3)Relates to impairment of the Kemess Project and impairment of the Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
(4)Relates to impairment of the Goldfield Project (note 5)

For the year ended December 31, 2024, $174.8 million (2023 - $121.7 million) of additions were capitalized to PP&E. For the year ended December 31, 2024, the Company entered into lease arrangements resulting in right-of-use asset additions of $4.8 million (2023 - $16.5 million) and disposed of PP&E with a carrying value of $0.3 million (2023 – $6.3 million). The net gain on disposal of $0.6

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
million (2023 – net loss of $1.5 million) was recorded in the other non-operating income line item in the consolidated statements of earnings (loss).
11. Other non-current assets and liabilities

	2024	2023
Other non-current assets
VAT and other tax receivables(1)	$10,469	$8,688
Non-current supplies inventory	1,732	1,732
Due from Equinox (note 6)	20,450	—
Marketable securities (2)	9,785	—
Other	749	3,581
Total other non-current assets	$43,185	$14,001

Other non-current liabilities
Non-current portion of lease obligations	$13,713	$18,102
Non-current portion of deferred revenue(3)	20,187	—
Post-retirement benefits	1,634	1,244
Total other non-current liabilities	$35,534	$19,346
(1)Includes amounts related to the Öksüt Mine value-added tax.
(2)Relates to the shares of publicly traded entities, recorded at fair value.
(3)Relates to the Additional Royal Gold Agreement (note 24a)

12. Accounts payable and accrued liabilities

	2024	2023
Trade payables and accruals(1)	$79,581	$77,886
Royalties payable (2)	63,192	48,697
Wages, salaries and benefits payable	13,594	9,561
Amount due on the settlement of derivatives	84	5,209
Amount due to Royal Gold(3)	69,885	53,828
Liability for share-based compensation (note 20)	6,758	6,526
Total accounts payable and accrued liabilities	$233,094	$201,707
(1)Includes $10.5 million of provisionally-priced payables at the Molybdenum BU, subject to fair value adjustment as at December 31, 2024 (2023 - $12.5 million) (note 24c).
(2)Includes amounts related to the Öksüt Mine, payable to the Turkish government authorities and amounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp.
(3)Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
13. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	2024	2023
Development, exploration and care and maintenance sites (1)
Balance, beginning of year	$218,330	$175,121
Changes in cost estimates	(3,905)	32,956
Changes in discount rate	(26,755)	1,407
Accretion	7,240	6,554
Liabilities settled	(9,539)	(222)
Foreign exchange revaluation	(8,792)	2,514
Balance, end of period	$176,579	$218,330
Operating sites (1)
Balance, beginning of year	$82,323	$63,688
Changes in cost estimates	15,185	14,664
Changes in discount rate	(2,700)	756
Accretion	3,052	2,413
Foreign exchange revaluation	(3,131)	802
Balance, end of period	$94,729	$82,323

Current portion of reclamation provision (2)	5,113	28,087
Non-current portion of reclamation provision	266,195	272,566
Total provision for reclamation	$271,308	$300,653
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates primarily to the Endako Mine and the Thompson Creek Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	As at December 31, 2024			As at December 31, 2023
Range of nominal risk-free interest rate applied	3.34%	to	4.78%	3.02%	to	4.03%

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b. Reclamation (recovery) expense

Reclamation recovery recognized in the consolidated statements of earnings (loss) and comprehensive income (loss) for the year ended December 31, 2024 was $25.3 million (2023 - reclamation expense of $34.4 million), and was due to the following factors:

	2024	2023
Changes in cost estimates	$(6,184)	$32,550
Changes in discount rate	(20,555)	1,407
Other	1,479	421
Total reclamation (recovery) expense	$(25,260)	$34,378

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2024, the Company has provided the regulatory authorities with $249.6 million (December 31, 2023 - $259.2 million) in reclamation bonds and letters of credit for mine closure obligations.
14. Leases
The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2024	2023
Less than one year	$7,647	$7,014
One to three years	10,468	10,736
More than three years	5,005	9,884
Total undiscounted lease obligations	$23,120	$27,634
The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2024	2023
Beginning balance	$23,877	$14,132
Additions	4,656	16,528
Amortization	(7,648)	(6,783)
Ending balance	$20,885	$23,877

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2024	2023
Current (note 9)	$6,393	$6,106
Non-current (note 11)	13,713	18,102
Total lease obligations	$20,106	$24,208

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The amounts recognized in the consolidated statements of earnings (loss) related to lease obligations are as follows:

	2024	2023
Interest expense on lease liabilities	$1,090	$657
Amortization of ROU assets	7,648	6,783
Variable lease payments not included in the measurement of lease liabilities	39,680	37,046
Expenses relating to leases of low-value assets and short-term leases	5,130	4,231
Total recognized in the consolidated statements of earnings (loss)	$53,548	$48,717
15. Revenue
Total revenue consists of the following:

	2024	2023
Gold revenue	$748,874	$598,632
Copper revenue	186,856	186,791
Molybdenum revenue	242,596	297,917
Other by-product revenue(1)	18,824	19,219
Revenue from contracts with customers	$1,197,150	$1,102,559
Provisional pricing adjustment on concentrate sales(2)	20,932	409
Metal content adjustments on concentrate sales	(3,579)	(8,071)
Total revenue	$1,214,503	$1,094,897
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 20.1 million pounds of copper, 48,541 ounces of gold, and 49,572 pounds of molybdenum (December 31, 2023 - 11.9 million pounds of copper, 26,889 ounces of gold, and 102,599 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2024	2023
Gold revenue	$764,925	$598,676
Copper revenue	187,944	180,993
Molybdenum revenue	242,382	296,121
Other by-product revenue	19,252	19,107
Total revenue	$1,214,503	$1,094,897

Customer Information
The following table presents sales to the individual customers that exceed 10% of total revenue:

	Region	2024	2023
Customer 1	Türkiye	$466,032	$380,488
Customer 2	Canada	246,311	89,515
Customer 3	Canada	117,364	159,068
Total sales to customers exceeding 10.0% of total revenue		$829,707	$629,071
Percentage of total revenue		68.3%	57.5%

16. Other operating expenses

	2024	2023
Selling and marketing(1)	$10,683	$12,219
Transaction costs related to the Additional Royal Gold Agreement (note 24a)	2,521	—
Unrealized gain on financial asset related to the Additional Royal Gold Agreement (note 24a)	(23,500)	—
Study costs(3)	12,112	—
Öksüt Mine standby costs(2)	—	15,380
Other, net	605	1,979
Other operating expenses	$2,421	$29,578
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.
(3)Relates mostly to the site-wide optimization program at the Mount Milligan Mine.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
17. Other non-operating income

	Years ended December 31,
	2024	2023
Interest income(1)	$(30,054)	$(19,530)
Foreign exchange (gain) loss (2)	(21,812)	1,819
Unrealized loss on marketable securities	1,105	1,085
(Gain) loss on sale of PP&E	(603)	1,506
Loss on non-hedge derivatives	250	2,922
Other expenses	1,998	1,064
Other non-operating income	$(49,116)	$(11,134)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess Project, leases, income tax payable and accrued liabilities.
18. Finance costs

	2024	2023
Standby and transaction fees(1)	$2,028	$4,512
Accretion expense on the provision for reclamation	10,292	8,967
Interest expense on lease liabilities	1,090	657
Other financing fees	1,254	1,209
Total finance costs	$14,664	$15,345
(1)The 2023 standby and transaction fees amount includes transactions costs related to the renewal of the revolving credit facility (the “Corporate Facility”) (note 25f).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
19. Income taxes
a.Income tax expense

	2024	2023
Current income tax expense	$87,456	$85,672
Deferred income tax expense	6,207	9,240
Total income tax expense	$93,663	$94,912
Income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2024	2023
Türkiye	$79,769	$91,744
Canada	13,894	3,168
	$93,663	$94,912
Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2024	2023
Earnings before income tax	$174,057	$13,634

Income tax at statutory tax rate of 26.5%	46,125	3,613
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	12,789	10,814
Change in unrecognized deductible temporary differences(2)	31,673	63,483
Impact of foreign currency on deferred tax balances	(4,310)	6,323
Non-deductible costs	3,298	3,298
Local mining taxes	4,104	1,427
Impact of tax legislation/rate change	—	5,933
Other	(16)	21
Income tax expense	$93,663	$94,912
(1)Income tax expense in 2024 included $15.0 million withholding tax expense (2023 - $11.5 million withholding tax expense) related to the Öksüt Mine.
(2)The change in unrecognized deductible temporary differences consists of $(24.3) million for Canada (December 31, 2023 - $33.3 million), $52.4 million for the United States (December 31, 2023 - $19.9 million) and $3.6 million for Türkiye (December 31, 2023 - $10.3 million).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
b.Deferred income tax assets and liabilities
The following are significant components of deferred income tax assets and liabilities:

	2024	2023
Deferred income tax assets
Provisions and Tax Credits	$64,456	$49,122
Tax losses	63,956	58,381
Total deferred income tax assets	$128,412	$107,503
Deferred income tax liabilities
Inventory	$—	$(2,232)
Property, plant and equipment	(71,679)	(52,680)
Investments in subsidiaries	(15,000)	(11,500)
Total deferred income tax liabilities	$(86,679)	$(66,412)
Net deferred income tax assets	$41,733	$41,091
The deferred income tax asset of $128.4 million is expected to be realized in more than one year. The deferred income tax liability of $86.7 million is expected to be realized in more than one year.
After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2024	2023
Deferred income tax assets	$60,133	$57,900
Deferred income tax liabilities	(18,400)	(16,809)
Net deferred income tax assets	$41,733	$41,091

A reconciliation of the movements of the net deferred income tax assets is provided below:

	2024	2023
Balance at the beginning of year	$41,091	$53,181
Deferred income tax expense recognized in the statements of earnings (loss)	(6,208)	(9,240)
Deferred income tax recovery (expense) recognized in other comprehensive earnings (loss)	6,850	(2,850)
Balance at the end of the year	$41,733	$41,091

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2024	2023
Deductible temporary differences(1)	$600,300	$465,700
British Columbia mining tax deductible temporary differences	726,200	776,600
British Columbia mining tax credits	1,300	1,700
Capital losses	10,700	7,000
Total deductible temporary differences	$1,338,500	$1,251,000
(1)The deductible temporary differences consist of $245.6 million for Canada (December 31, 2023 - $306.9 million), $299.0 million for the United States (December 31, 2023 - $116.0 million) and $ $55.7 million for Türkiye (December 31, 2023 - $42.8 million).
The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2030	Thereafter	Total
Non-capital tax losses(1)
Canada	$9,600	$732,700	$742,300
United States	900	342,400	343,300
	$10,500	$1,075,100	$1,085,600
(1)Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2024.

The non-capital tax losses include $729.8 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.
20. Shareholders' equity
a.Repurchases and cancellation of shares
NCIB
On November 5, 2024, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025, representing approximately 10% of the public float.

During the year ended December 31, 2024, the Company repurchased and cancelled 6,731,430 common shares (2023 - 3,475,800 common shares) for a total consideration of $44.1 million (2023 - $20.4 million) at an average price of $6.44 (C$8.81) (2023 - $5.87) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Automatic Share Purchase Plan

On December 23, 2024, the Company initiated an Automatic Share Purchase Plan (“ASPP”) under its NCIB to facilitate the purchase of Centerra common shares during times when the Company would ordinarily not be permitted to purchase Centerra common shares due to regulatory restrictions or self-imposed black-out periods by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $7.6 million (2023 - $10.2 million) during the period ending February 25, 2025.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.Earnings (loss) per share
Computation for basic and diluted loss per share:

	2024	2023
Net earnings (loss)	$80,394	$(81,278)
Dilutive impact related to the RSUs (1)	(2,588)	—
Dilutive impact related to the PSUs (2)	(1,435)	(2,717)
Diluted earnings (loss)	$76,371	$(83,995)

Basic weighted average common shares (in thousands)	213,494	217,245
Dilutive impact of stock options (in thousands)	32	—
Dilutive impact related to the RSUs (in thousands)(1)	1,661	—
Dilutive impact related to the PSUs (in thousands)(2)	1,088	1,164
Diluted weighted average common shares (in thousands)	216,275	218,409

Earnings (Loss) per share:
Basic	$0.38	$(0.37)
Diluted	$0.35	$(0.38)
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the years ended December 31, 2024 and 2023, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	2024	2023
RSUs and stock options excluded from earnings (loss) per share (in thousands)	—	1,736
ASPP impact excluded from earnings (loss) per share (in thousands)(1)	1,336	1,021
(1) ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
c.Share-based compensation
The impact of share-based compensation as of and for the years ended December 31, 2024 and 2023 is summarized as follows:

	2024		2023
	Expense	Liability	Expense	Liability
Stock options	$1,946	$—	$2,407	$—
Performance share units	126	2,425	1,564	2,449
Deferred share units	(259)	733	793	1,366
Restricted share units	3,734	3,600	5,234	2,711
	$5,547	$6,758	$9,998	$6,526
Employee Stock Options
Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.
Centerra’s stock options transactions during the year ended December 31, 2024 and 2023 were as follows:

	2024			2023
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Balance, January 1	2,930,958	C$	8.60	3,770,072	C$	8.37
Granted	737,202	7.01		564,499	8.30
Forfeited	(533,426)	(13.56)		(1,099,078)	(8.48)
Exercised	(592,283)	(6.96)		(304,535)	(6.37)
Outstanding, end of year	2,542,451	C$	8.25	2,930,958	C$	8.60
Options exercisable, end of year	1,286,615	C$	9.23	1,567,231	C$	9.17
The weighted average market price of shares issued for options exercised in the year ended December 31, 2024 was C$8.57 (December 31, 2023 - C$7.74).

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The following table summarizes information related to share options outstanding at December 31, 2024:

	Share options outstanding			Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price (C$/share)
C$6.71 - C$6.86	153,443	1.74	$6.74	153,443	1.74	$6.74
C$6.87 - C$6.95	734,568	5.61	6.94	476,123	5.50	6.94
C$6.96 - C$7.00	677,517	7.18	6.96	—	—	—
C$7.01 - C$12.04	457,364	6.37	8.12	137,490	6.22	8.17
C$12.05 - C$12.52	519,559	3.56	12.34	519,559	3.56	12.34
Total	2,542,451	5.51	$8.25	1,286,615	4.34	$9.23
The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following assumptions:

	2024	2023
Expected stock price volatility	58.42% - 65.53%	47.61% - 63.81%
Risk-free interest rate	2.62% - 3.90%	3.83% - 4.15%
Expected life (in years)	3.8 - 4.8	4.0 - 5.0
Expected dividend yield	3.46% - 4.89%	3.85% - 4.45%
Exercise price (C$/share)	$8.06 - $9.48	$7.04 - $8.78
Performance Share Units
Centerra’s PSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

Number of units	2024	2023
Balance, January 1	1,164,075	1,206,617
Granted	647,758	613,929
Exercised	(382,518)	(358,585)
Forfeited	(117,892)	(297,886)
Balance, December 31	1,311,423	1,164,075

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Deferred Share Units
Centerra’s DSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

Number of units	2024	2023
Balance, January 1	274,061	453,694
Granted	47,975	80,780
Exercised	(65,692)	(260,413)
Balance, December 31	256,344	274,061
Restricted Share Units
Centerra’s RSUs transactions during the years ended December 31, 2024 and 2023 were as follows:

Number of units	2024	2023
Balance, January 1	1,923,358	996,655
Granted	1,365,280	1,211,286
Redeemed	(1,071,810)	(153,857)
Forfeited	(197,736)	(130,726)
Balance, December 31	2,019,092	1,923,358
d.ESPP
In 2024, 165,373 common shares were subscribed for under the ESPP (2023 – 154,901 common shares) for a value of $1.0 million (2023 – $0.9 million).
e.Dividends

On February 20, 2025, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 13, 2025.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
21. Supplemental cash flow disclosures
a.Bank interest received
During the year ended December 31, 2024, the Company received bank interest included in interest income (note 17) in the amount of $29.3 million (2023 - $18.4 million).
b.Changes in working capital

	2024	2023
Decrease in amounts receivable	$739	$6,766
Decrease in inventories	7,335	40,229
(Increase) decrease in other current assets	(8,019)	7,173
Increase (decrease) in accounts payable and accrued liabilities	26,955	(8,578)
Increase (decrease) in income taxes payable	—	(2,353)
Changes in working capital	$27,010	$43,237
c.Changes in liabilities arising from financing activities

	As at December 31, 2023	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2024
Lease obligations(1)	$24,208	$(7,675)	$4,530	$(2,046)	$1,090	$20,107
Total liabilities from financing activities	$24,208	$(7,675)	$4,530	$(2,046)	$1,090	$20,107
(1)Current portion of lease obligations included in other current liabilities (note 9). Non-current portion of lease obligations included in other liabilities (note 11).

	As at December 31, 2022	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Other	As at December 31, 2023
Lease obligations	$13,975	$(6,803)	$16,442	$(63)	$657	$24,208
Total liabilities from financing activities	$13,975	$(6,803)	$16,442	$(63)	$657	$24,208
22. Commitments and contingencies
Commitments
The Company had the following purchase commitments as of December 31, 2024, of which $11.9 million related to capital expenditures:

	2025	2026	2027	2028	Thereafter	Total
Purchase and capital commitments(1)	$372,717	$131,713	$110,433	$—	$—	$614,863
(1)Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $489.2 million.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the production royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. The plaintiff has appealed this decision. TCM has cross-appealed this aspect of the decision. The appeal is in the preliminary stages with the parties having not exchanged materials. TCM is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what TCM has accrued is not materially different.
23. Related party transactions
Transactions with key management personnel
The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.
During the years ended December 31, 2024 and 2023, remuneration to key management personnel was as follows:
Compensation of key management personnel

	2024	2023
Director fees earned	$552	$539
Salaries and benefits, including severance	6,393	7,832
Share-based compensation	1,098	3,574
Total compensation	$8,043	$11,945
24. Financial instruments
The Company’s financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with Royal Gold and Royal Gold, Inc. which entitles

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered.
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date (“First Threshold Date”) and further increase these cash payments after the second threshold (gold) date (“Second Threshold (Gold) Date”) and the second threshold (copper) date (“Second Threshold (Copper) Date”).
The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or an aggregate of 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold the aggregate of 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Additional Royal Gold Agreement effectively entitles the Company to additional cash payments for gold and copper sold (“Threshold Payments”) as set out below. The value of the additional gold and copper payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). These Threshold Payments are incremental to those received under the Mount Milligan Streaming Agreement. The incremental payments are as follows:

For gold:

•the lower of (a) $415 per ounce and (b) 50% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, for the period between the First Threshold Date and the Second Threshold (Gold) Date whereby (b) cannot be less than $nil; and
•the lower of (a) $615 per ounce and (b) 66% of the gold spot price less $435 per ounce required under the Mount Milligan Streaming Agreement, from and after the Second Threshold (Gold) Date whereby (b) cannot be less than $nil.

For copper:

•35% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•51% of the copper spot price from and after the Second Threshold (Copper) Date.
The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only if both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound. Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the aforementioned prices.
The Additional Royal Gold Agreement requires the Company and TCM to make certain payments and deliveries to Royal Gold, including:

i.An initial cash payment of $24.5 million;

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
ii.A requirement to deliver an aggregate of 50,000 ounces of gold. The obligation to deliver the 50,000 ounces to Royal Gold exists regardless of the operating performance of the Mount Milligan Mine. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone project. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030 (“Deferred Gold Consideration”); and
iii.Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement (“Free Cash Flow Interest Payments”).
Potential suspension of Threshold Payments mentioned above would not impact the Company’s and TCM’s obligation to make these payments and deliveries to Royal Gold.
The Company determined that the Additional Royal Gold Agreement modifies an existing contract with a customer under IFRS 15 whereby the Company received a financial asset. The financial asset is comprised of Threshold Payments that the Company is entitled to in the future and payments to Royal Gold, including the initial cash payment, Deferred Gold Consideration, Free Cash Flow Interest Payments and a potential tax indemnity. The Company accounted for the component pieces of the financial asset at fair value on the transaction date in accordance with IFRS 9. The consideration received in the form of the financial asset was recognized as deferred revenue, which is to be recognized as revenue upon the satisfaction of the Company’s performance obligations over the life of the Mount Milligan Mine. Transaction costs directly attributable to the Additional Royal Gold Agreement of $2.5 million were charged to other operating expenses in the consolidated statements of earnings (loss) and were presented in the investing activities in the consolidated statements of cash flows. Subsequent to the initial recognition, payments and receipts related to the Additional Royal Gold Agreement will be settled against the financial asset and the fair value of the financial asset will be re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	23,500
Balance, December 31, 2024	$67,200
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

The fair value of the financial asset was determined using a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to metal prices, expected production, operating and capital costs of the Mount Milligan Mine’s life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. Changes in any of these assumptions or estimates could have resulted in a significantly higher or lower fair value of the financial asset, higher or lower value of deferred revenue and higher or lower net earnings.

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	December 31, 2024	February 13, 2024
Gold price per oz - short-term	$2,400 - $2,625	$1,850 - $2,000
Gold price per oz - long-term	$2,100	$1,750
Copper price per lb - long term	$4.25	$4.00
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	12.0%	16.1%
Discount rate	6.75%	6.50%
The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Copper price per lb	+/- $0.50/lb	+/- $12,407
Discount rate	+/- 1%	+/- $11,043

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.
b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	December 31, 2024	December 31, 2023
Derivative instrument assets
Current
Foreign exchange contracts	$—	$5,621
Fuel contracts	28	534
Gold contracts	—	495
Royal Gold deliverables(1)	597	1,275
Copper contracts	—	2,379
	625	10,304
Non-current
Foreign exchange contracts	—	5,240
Fuel contracts	17	92
	17	5,332
Total derivative instrument assets	$642	$15,636

Derivative instrument liabilities
Current
Foreign exchange contracts	$11,948	$2,272
Fuel contracts	583	624
Royal Gold deliverables(1)	176	69
	12,707	2,965
Non-current
Foreign exchange contracts	4,896	—
Fuel contracts	312	366
	5,208	366
Total derivative instrument liabilities	$17,915	$3,331
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Hedge derivatives

The derivative instruments outstanding as at December 31, 2024 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2025	2026	2027	Type
Fuel (diesel) hedge contracts
ULSD zero-cost collars(1)	Litres	$0.59/$0.66	$0.60/$0.67	N/A	Fixed	7,870,600
ULSD swap contracts(1)	Litres	$0.65	$0.60	$0.60	Fixed	15,216,200
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.33/$1.38	$1.34/$1.39	N/A	Fixed	264,000,000
US$/C$ forward contracts	CAD	$1.36	$1.37	$1.36	Fixed	383,250,000
Gold Hedge Contracts
Gold zero-cost collars	Ounces	$2,400/$3,400	$2,400/$3,696	N/A	Fixed	60,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In the fourth quarter of 2024, the Company entered into zero-cost collar contracts for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives will expire evenly through each year. The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement. These contract are expected to settle over time by the end of 2026.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	2024	2023
(Decrease) increase in the fair value of derivative financial instruments	$(13,836)	$18,038
Reclassified to net earnings	(6,788)	(7,264)
Increase in fair value of equity securities	1,978	—
(Decrease) increase in the fair value of derivative instruments included in OCI(1)	$(18,646)	$10,774
(1)Includes tax recovery of $6.9 million for the year ended December 31, 2024 (2023 - $2.8 million tax expense).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at December 31, 2024 are expected to settle by the end of the fourth quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	11,960
Copper forward contracts	Pounds	Float	2,150,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2024:

	Fair value December 31, 2024	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$(134)	$3,964	$(4,232)
Gold contracts	$(555)	$(1,655)	$5,586
Fuel contracts	$(851)	$448	$(2,178)
Foreign exchange contracts	$(16,839)	$27,313	$(56,740)
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2024 and December 31, 2023, are summarized as follows:

	December 31, 2024	December 31, 2023
Trade receivables prior to mark-to-market adjustment	$27,199	$27,313
Mark-to-market adjustment related to gold and copper concentrate sold	(2,727)	2,677
Mark-to-market adjustment related to molybdenum products sold	(31)	174
Provisionally-priced trade receivables	$24,441	$30,164

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
As at December 31, 2024 and December 31, 2023, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Copper	Pounds	20,099,765	11,850,994	4.00	3.89
Gold	Ounces	48,541	26,889	2,641	2,074
Molybdenum	Pounds	49,572	102,599	21.39	20.09

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2024 and December 31, 2023, are summarized as follows:

	December 31, 2024	December 31, 2023
Accounts payable prior to fair value adjustment	$10,298	$11,619
Fair value adjustment to molybdenum concentrate	202	859
Provisionally-priced accounts payable	$10,500	$12,478
As at December 31, 2024 and December 31, 2023, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Molybdenum	Pounds	1,275,577	1,404,923	$20.09	$18.88

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$67,200	$67,200
Provisionally-priced trade receivables	—	24,441	—	24,441
Marketable securities	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$12,915	$25,083	$67,200	$105,198

Financial liabilities
Provisionally-priced accounts payable	$—	$10,500	$—	$10,500
Derivative financial instruments	—	17,915	—	17,915
	$—	$28,415	$—	$28,415

December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$30,164	$—	$30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$2,834	$45,800	$—	$48,634

Financial liabilities
Provisionally-priced accounts payable	$—	$12,478	$—	$12,478
Derivative financial instruments	—	3,331	—	3,331
	$—	$15,809	$—	$15,809
During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
25. Capital and financial risk management
The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by market uncertainty in inputs costs and revenue products within financial and commodity markets. The Company monitors and manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.
The Company is exposed to the following types of risk and manages them as follows:
a.Capital risk
The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of lease obligations, letters of credit and equity. The Company has a $400 million revolving credit facility (the “Corporate Facility”).
The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
b.Foreign currency risk
The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.
The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact a +/- $1.9 million gain/loss, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a +/- $0.3 million gain/loss on the unhedged currency. Based on the Euro denominated assets and liabilities as at December 31, 2024, 10% strengthening of the US dollar against the Euro and 10% weakening of the US dollar against the Euro would result in a before-tax impact of a +/- $0.2 million gain/loss on the unhedged currency.
c.Interest rate risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The amount of interest generated from these investments is proportional to the current interest rate. As at December 31, 2024, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2024, a 1% change in interest rates would result in a $6.2 million change to interest income.
No amounts were drawn from the Company’s Corporate Facility as at December 31, 2024.
d.Commodity price risk
The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.
Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.
To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company’s mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into derivative contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of sales from the Öksüt Mine or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.
e.Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.
The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned counterparty limits and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.
f.Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 14 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2024.
As at December 31, 2024, the Company has available total liquidity of $1,024.7 million (December 31, 2023 - $1,011.0 million), comprising cash of $624.7 million (2023 - $612.9 million) and the Corporate Facility balance available to be drawn of $400.0 million (2023 - $398.1 million). Corporate Facility availability is reduced by outstanding letters of credit.
The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2024.

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
26. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Years ended December 31, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$465,693	$495,802	$253,008	$1,214,503	$—	$1,214,503
Cost of sales
Production costs	148,023	306,315	255,985	710,323	—	710,323
Depreciation, depletion and amortization	49,959	72,799	3,374	126,132	—	126,132
Earnings (loss) from mine operations	$267,711	$116,688	$(6,351)	$378,048	$—	$378,048
Exploration and evaluation costs	1,110	6,383	21,055	28,548	42,173	70,721
Corporate administration	—	—	—	—	32,685	32,685
Share-based compensation expense	—	—	—	—	5,203	5,203
Care and maintenance	—	—	9,306	9,306	12,891	22,197
Impairment loss	—	—	—	—	193,564	193,564
Reclamation recovery	—	—	(17,853)	(17,853)	(7,407)	(25,260)
Other operating expenses (income)	1,125	(7,203)	1,495	(4,583)	7,004	2,421
Earnings (loss) from operations	$265,476	$117,508	$(20,354)	$362,630		$76,517
Gain on sale of Greenstone Partnership					(63,088)	(63,088)
Other non-operating income					(49,116)	(49,116)
Finance costs					14,664	14,664
Earnings before income tax						$174,057
Income tax expense					93,663	93,663
Net earnings						$80,394
Additions to PP&E	$54,679	$55,753	$62,304	$172,736	$2,050	$174,786

Centerra Gold Inc. Notes to the Consolidated Financial Statements December 31, 2024 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Years ended December 31, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$380,880	$407,273	$306,744	$1,094,897	$—	$1,094,897
Cost of sales
Production costs	89,613	303,444	312,917	705,974	—	705,974
Depreciation, depletion and amortization	44,098	76,474	4,346	124,918	—	124,918
Earnings (loss) from mine operations	$247,169	$27,355	$(10,519)	$264,005	$—	$264,005
Exploration and evaluation costs	2,091	6,501	13,005	21,597	53,219	74,816
Corporate administration	—	—	—	—	35,643	35,643
Share-based compensation expense	—	—	—	—	9,232	9,232
Care and maintenance	—	—	16,685	16,685	11,727	28,412
Impairment loss	—	—	—	—	34,101	34,101
Reclamation expense	—	169	21,997	22,166	12,212	34,378
Other operating expenses	15,406	9,626	2,808	27,840	1,738	29,578
Earnings (loss) from operations	$229,672	$11,059	$(65,014)	$175,717		$17,845
Other non-operating income					(11,134)	(11,134)
Finance costs					15,345	15,345
Earnings before income tax						$13,634
Income tax expense					94,912	94,912
Net loss						$(81,278)
Additions to PP&E	$50,491	$61,964	$1,976	$114,431	$7,225	$121,656
Geographical Information
The following table details the Company’s revenue by geographic area(1) and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2024	2023	2024	2023
Türkiye	$465,693	$380,880	$220,681	$204,613
United States	253,008	306,744	138,931	277,052
Langeloth Facility	253,008	306,744	31,299	29,458
Thompson Creek Mine	—	—	85,073	32,788
Goldfield Project	—	—	21,457	213,694
Other	—	—	1,102	1,112
Canada	495,802	407,273	904,288	824,910
Mount Milligan Mine	495,802	407,273	754,483	703,472
Endako Mine	—	—	27,427	27,937
Kemess Project	—	—	87,980	88,090
Corporate and other	—	—	34,398	5,411
Other	—	—	8,171	8,164
Total	$1,214,503	$1,094,897	$1,272,071	$1,314,739
(1)Presented based on the location from which the product originated.